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                                                                                            [LOGO] CELANESE

          SHAREHOLDER LETTER
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          FIRST QUARTER 2003                                        -------------------------------------------------------------

                                                                    >  Net earnings rise 39% to (euro) 1.00 per share

                                                                    >  Operating profit improves to (euro) 58 million
------------
                                                                    >  Stronger pricing and higher volumes add to profitability

Photo                                                               >  Steps taken to expand in China
 Omitted

------------  DEAR SHAREHOLDER,                                     -------------------------------------------------------------

   In the first quarter of 2003,         Earnings from continuing            FINANCIAL HIGHLIGHTS
Celanese increased its profitability  operations before tax and minority                                            Q1     Q1
amid challenging economic conditions. interests more than doubled,           IN (EURO) MILLIONS                    2003   2002
Operating profit increased by 93% to  reflecting higher operating profit,    ==================================================
(euro) 58 million and earnings per    increased earnings from Ticona's       Net sales                            1,110  1,097
share increased by 39% to (euro)1.00  Asian joint ventures and higher        Special charges, net                    (1)     0
compared to the same period last      dividends from Acetyl Products'        Depreciation & amortization
year.                                 methanol joint venture in Saudi         expense                                70     75
                                      Arabia.                                Operating profit                        58     30
   Our performance benefited from                                            Operating margin (1)                   5.2%   2.7%
success in raising prices in an          Net earnings in the first quarter   Earnings from continuing
effort to offset escalating raw       of 2003 increased to (euro) 50          operations before taxes and
material and energy costs. The        million, or (euro) 1.00 per share,      minority interests                     79     33
emulsions business, which we          from (euro) 36 million, or (euro)      Earnings from continuing
acquired at the end of last year,     0.72 per share, in the first quarter    operations                             53     25
and ongoing efforts to shrink our     of 2002.                               Net earnings                            50     36
cost base and raise productivity                                             Capital expenditures                    39     48
also contributed to increased            We continued to manage capital      --------------------------------------------------
profitability.                        resources prudently. Capital
                                      expenditures were lower compared to    Number of employees
   Net sales increased 1% to          the same period last year. Trade        (end of period)                    10,300 10,400
(euro) 1.1 billion; segment sales     working capital-trade receivables
increased 2% (prices +10%, the        plus inventories less trade            EARNINGS PER SHARE (EPS IN EURO) (2):
addition of the emulsions business    payables-increased slightly, mainly     Earnings from
to the Acetyl Products segment +5%,   due to higher trade receivables         continuing operations                1.06   0.50
volumes +1%, currency -14%). Pricing  associated with higher sales in the     Net earnings                         1.00   0.72
improved in our Acetyl Products,      first quarter compared to the fourth   Diluted average shares
Chemical Intermediates and Acetate    quarter of last year. Net debt          outstanding (thousands)            49,817 50,335
Products segments and volumes rose    increased by 2% from the end of last   --------------------------------------------------
in the Performance Products,          year to (euro) 509 million
Technical Polymers Ticona and Acetyl  reflecting higher trade working                                          MARCH 31  DEC 31
Products segments.                    capital largely offset by foreign      IN (EURO) MILLIONS                    2003    2002
                                      currency effects.                      ==================================================
   Operating profit benefited from                                           Trade receivables, net -
increased gross profit and a change      The first months of the year were    third party and affiliates            708    668
in accruals relating to stock         marked by accomplishments to           --------------------------------------------------
appreciation rights in the quarter.   increase our growth in major world     PLUS inventories                       521    523
The change in accruals resulted in    markets as well as to enhance          LESS trade payables -
(euro) 17 million of income compared  shareholder value:                      third party and affiliates            569    573
to (euro) 13 million of expense in                                           ---------------------------------------------------
the same quarter last year.              o  Celanese received governmental   Trade working capital                  660    618
                                      approval and began preparations to     --------------------------------------------------
                                      build
                                                                             Short-term borrowings and
                                                                              current installments of long-
                                                                              term debt                             200    195
                                                                             PLUS long-term debt                    381    420
                                                                             --------------------------------------------------
                                                                             TOTAL DEBT                             581    615
                                                                             --------------------------------------------------
                                                                             LESS cash and cash equivalents          72    118
                                                                             --------------------------------------------------
                                                                             NET DEBT                               509    497
                                                                             --------------------------------------------------
                                                                             Shareholders' equity                 2,021  2,005
                                                                             Total assets                         5,899  6,127
                                                                             ==================================================

                                                                             (1) OPERATING PROFIT AS PERCENTAGE OF NET SALES
                                                                             (2) PER-SHARE DATA ARE BASED ON DILUTED AVERAGE
                                                                                 SHARES OUTSTANDING IN EACH PERIOD
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Celanese Shareholder Letter
First quarter 2003 in brief

a world-scale acetic acid plant in           Selling prices for major            CONSOLIDATED STATEMENTS OF OPERATIONS
China, the world's fastest growing        products, including vinyl acetate                                             Q1      Q1
market for acetic acid and its            and acetic acid, increased             IN (EURO) MILLIONS                    2003    2002
derivatives.                              significantly in response to the       ==================================================
                                          substantial increase in hydrocarbon    NET SALES                            1,110   1,097
   o  Celanese Acetate LLC announced      costs, particularly natural gas and       Cost of sales                      (928)   (922)
an agreement with the China National      ethylene. In addition, price           --------------------------------------------------
Tobacco Corporation to double the         increases were supported by            GROSS PROFIT                           182     175
capacities of their three Chinese         favorable industry utilization
joint ventures. The agreement             rates. Higher volumes were mainly         Selling, general &
increases Acetate Products' position      associated with acetic acid,              administrative expense             (103)   (137)
in the world's largest market for         primarily in China.                       Research & development expense      (19)    (18)
acetate tow.                                                                        Special charges                      (1)      0
                                             Operating profit increased to          Foreign exchange gain                (1)      0
   o  In April, we completed our          (euro) 41 million from (euro) 16          Gain on disposition of assets         0      10
buyback of approximately 2%, or           million in the first quarter of 2002   --------------------------------------------------
1,031,941, of outstanding shares in       due to higher selling prices and       OPERATING PROFIT                        58      30
a program that we announced last          sales volumes, the inclusion of the
November.                                 recently acquired emulsions               Equity in net earnings of
                                          business, and the benefits from           affiliates                           10       4
   o  Celanese reaped benefits from       productivity and restructuring            Interest expense                    (11)    (17)
ongoing cost reduction and                initiatives.                              Interest & other income, net         22      16
productivity efforts, such as                                                    --------------------------------------------------
restructuring programs, Six Sigma         CHEMICAL INTERMEDIATES                 EARNINGS FROM CONTINUING
and other operational excellence                                                    OPERATIONS BEFORE TAXES AND
initiatives.                                 Net sales for Chemical                 MINORITY INTERESTS                   79      33
                                          Intermediates decreased by 8% to
ACETYL PRODUCTS                           (euro) 217 million (currency -11%,        Income tax expense                  (26)     (8)
                                          volumes -6%, pricing +9%). Pricing     --------------------------------------------------
   Acetyl Products' net sales             rose in oxo products, acrylates and    EARNINGS FROM
increased by 18% to (euro) 560 million    specialties, reflecting higher costs      CONTINUING OPERATIONS                53      25
from the comparable quarter in 2002       for raw materials, primarily
(prices +20%, volumes +2%, a change       propylene and energy.                  --------------------------------------------------
in the composition of the segment                                                NET EARNINGS                            50      36
due to the emulsions acquisition             Operating profit decreased to a     ==================================================
+13%, currency -17%).                     loss of 4 (euro) million compared to
                                                    income  of (euro) 4 million  Middle East and China.  This tow decline was
CONSOLIDATED BALANCE SHEET                          in the first quarter of 2002 partly offset by higher volumes for acetate flake
                                  MARCH 31  DEC 31  mainly due to raw material   and filament.
IN (EURO) MILLIONS                    2003    2002  and energy costs increasing
==================================================  at a greater rate than
ASSETS                                              selling prices, as well as      Operating profit rose to (euro) 2 million from
   Cash & cash equivalents              72    118   lower volumes for acrylates.  a loss of (euro) 3 million in the same period last
   Receivables, net                  1,105  1,111   Productivity improvements     year mainly on cost savings in production
   Inventories                         521    523   and cost savings from         operations and stronger tow pricing.
   Other current assets                102    127   restructuring initiatives
   Investments                         434    454   partially offset these       TECHNICAL POLYMERS TICONA
   Property, plant & equipment,                     decreases.
   net                               1,549  1,621                                   Net sales for Ticona decreased by 4% to (euro)
   Intangible assets, net            1,007  1,034      Capital expenditures      193 million (volumes +10%, currency -12%, pricing
   Other non-current assets          1,109  1,139   increased by (euro) 3        -2%). Volumes rose mainly on increased polyacetal
--------------------------------------------------  million to (euro) 13         sales in Europe into the automotive, appliance and
TOTAL ASSETS                         5,899  6,127   million mainly for the       consumer product industries. Sales volumes of
--------------------------------------------------  construction of a new        GUR(R) (ultra-high molecular weight polyethylene)
                                                    production facility for      were also higher in the U.S. and Europe from
LIABILITIES AND                                     synthesis gas, a primary     industrial markets. Pricing declined slightly on a
SHAREHOLDERS' EQUITY                                raw material at the          higher sales mix of standard grades in some
                                                    Oberhausen site in Germany.  product lines.
   Short-term borrowings and                        The unit is expected to
   current installments of long-                    start production in the         Operating profit increased 36% to  (euro) 19
   term debt                           200    195   second quarter of this       million compared to the first quarter of 2002 due
   Accounts payable & accrued                       year.                        to higher volumes in most product lines and a
   liabilities                       1,116  1,232                                decrease in stock appreciation rights expense.
   Other current liabilities           388    416
   Long-term debt                      381    420   ACETATE PRODUCTS
   Other non-current liabilities     1,793  1,859
   Shareholders' equity              2,021  2,005      Acetate Products' net
--------------------------------------------------  sales in the first quarter
TOTAL LIABILITIES AND                               of 2003 decreased 21% to
SHAREHOLDERS' EQUITY                 5,899  6,127   (euro) 133 million (currency
--------------------------------------------------  -18%, volumes -5%, pricing
                                                    +2%). Acetate tow volumes
                                                    declined due to fewer
                                                    shipments to the
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NEWS FROM THE BUSINESSESS

                                                                          SEGMENT NET SALES
 > BUSINESS CONDUCT POLICY                                                                                    Q1       Q1
                                                                          IN (EURO) MILLIONS                 2003     2002
   Celanese pursues a corporate wide policy of responsible and            -------------------------------------------------
best-in-class corporate governance and is committed to adhering             Acetyl Products                   560      473
to the ethical standards and laws of the societies in which it              Chemical Intermediates            217      237
operates. To this end, we have integrated the recommendations of            Acetate Products                  133      169
the German Corporate Governance Code into our structures and                Technical Polymers Ticona         198      202
internal processes, and we fully meet the requirements of the               Performance Products               38       40
U.S. Sarbanes-Oxley Act. Management requires all employees to be          -------------------------------------------------
aware of and follow the principles and standards that Celanese            SEGMENT TOTAL                     1,141    1,121
represents and that govern the company's activities. To ensure              Other activities                   13       19
that this takes place at all company facilities and sites                   Intersegment eliminations         (44)     (43)
throughout the world, Celanese has issued a Global Business               -------------------------------------------------
Conduct Policy, which we have made available to all employees.            TOTAL                             1,110    1,097
The policy is also posted on the Celanese Internet under                  =================================================
www.celanese.com.

 > GROUNDBREAKING FOR CHINA'S LARGEST ACETIC ACID PLANT
                                                                          SEGMENT OPERATING PROFIT
   As part of the opening ceremony of the                                                                     Q1       Q1
Nanjing Chemical Industry Park on April 8,                                IN (EURO) MILLIONS                 2003     2002
2003, Celanese broke ground for its first                                 -------------------------------------------------
acetic acid plant in China. The plant,        [PICTURE OMITTED]             Acetyl Products                    41       16
which will have an annual capacity of                                       Chemical Intermediates             (4)       4
600,000 metric tons, will go into operation                                 Acetate Products                    2       (3)
at the end of 2005/start of 2006 and                                        Technical Polymers Ticona          19       14
will be the largest acetic acid plant                                       Performance Products               11       11
in China.                                                                 -------------------------------------------------
                                                                          SEGMENT TOTAL                        69       42
                       In his welcoming address, John O'Dwyer,              Other activities                  (11)     (12)
                    vice president of Celanese Chemicals,                 -------------------------------------------------
                    explained the reasons behind the project.             TOTAL                                58       30
[PICTURE OMITTED]   "This key building block chemical will be             =================================================
                    sold throughout China and help fuel the
                    continued rapid growth of the Chinese
                    chemical industry."                                   PERFORMANCE PRODUCTS

   A plaque at the site where construction                                   Net sales for the Performance Products segment,
will take place describes Celanese and the                                consisting of the Nutrinova food ingredients business,
project. Jian Jiang Wu, Director of                                       decreased by 5% to (euro) 38 million (volumes +14%,
Investment Promotion Department, Nanjing                                  prices -19%). Volume increases reflected continued strong
Chemical Industrial Park, John O'Dwyer, VP    [PICTURE OMITTED]           growth in demand for Sunett(R) sweetener from the U.S.
Celanese Chemicals, Sam Park, Celanese                                    and European beverage and confectionery markets. The
Chemicals representative and Phil McDivitt,                               decrease in pricing mainly occurred as the result of
Celanese Chemicals project leader (l.to r.)                               higher volumes and associated lower unit selling prices
are photographed at the groundbreaking.                                   of Sunett to major customers.

 > TICONA CELEBRATES 15TH ANNIVERSARY OF VECTRA(R)                           Operating profit for the Performance Products segment
   LIQUID CRYSTAL POLYMER PRODUCTION                                      remained at (euro) 11 million.

   With the Vectra(R) liquid crystal polymer (LCP), Ticona                OUTLOOK
manufactures a family of polymers which encompass an
exceptionally wide range of properties. Vectra(R)                            We are pleased with first quarter 2003 results.
demonstrates excellent processing characteristics even into               Macroeconomic visibility, however, remains limited. We
thin wall cavities, while retaining dimensional stability                 continue to assess automotive industry production trends,
at high temperatures, outstanding chemical resistance and heat            broad consumer confidence and consumption developments
retardancy. The success of Vectra(R) began in 1998 and the                as well as raw material pricing levels. We expect raw
polymer is now increasingly used for applications in the                  material and energy costs to remain at high levels and
fields of electronics, telecommunications, fiber and medical              a strong euro exchange rate versus the dollar to
instruments.                                                              continue.

   The Shelby facility in North Carolina is closely linked                   Considering the prospect of an uneven economic
to Vectra(R). In 2002, the production capacity for the                    recovery we remain cautious in
polymer was doubled to an annual 6000 metric tons. Many
molded parts which used to be made of light metal alloys or
other plastics can now be made cost effectively and
effortlessly using Vectra(R). The latest innovations include melt-processable LCP fiber polymers and lower temperature
LCP grades for packaging materials, as well as
high-performance polymers for environmentally friendly
lead-free soldering.
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Celanese Shareholder Letter
First quarter 2003 in brief

---------------------------------------------------------------------------------   YOUR CONTACTS AT CELANESE AG

   CELANESE ON THE STOCK EXCHANGE                                                   INVESTOR RELATIONS
                                                                                    Todd Elliott
---------------------------------------------------------------------------------   Phone: ++49 / 69 / 305 83199
                                                                                    Fax: ++49 / 69 / 305 83195
--------------------------------    in New York. The quarterly closing low          T.Elliott@Celanese.com
                                    occurred on March 12th in Frankfurt at (euro)
chart omitted                       13.75 and in New York at US$ 15.78.             Andrea Stine
                                                                                    Phone: ++1 / 908 / 522 7784
--------------------------------       At the end of March, Celanese had a total    Fax: ++1 / 908 / 522 7583
                                    of 49,563,653 shares outstanding, with an       A.Stine@Celanese.com
* (THE DOW CHEMICAL COMPANY /       additional 5,472,705 shares held in treasury.
  UNION CARBIDE CORPORATION,        During the quarter, approximately 26%, or       Oliver Stratmann
  DSM NV, EASTMAN CHEMICAL          about 13 million, of all outstanding shares     Phone: ++49 / 69 / 305 4139
  COMPANY, SOLUTIA INC.,            were traded on the Frankfurt Xetra trading      Fax: ++49 / 69 / 305 83195
  LYONDELL CHEMICAL CORPORATION,    platform and the New York Stock Exchange,       O.Stratmann@Celanese.com
  IMPERIAL CHEMICAL INDUSTRIES      with 23% of the 13 million trading in New
  PLC, METHANEX CORPORATION,        York.                                           MEDIA RELATIONS
  RHODIA SA AND MILLENNIUM
  CHEMICALS INC.)                      Following the publication and the            Michael Kraft
                                    presentation of our 2002 annual results on      Phone: ++49 / 69 / 305 14072
    During the first quarter,       February 13th, management met with investors    Fax: ++49 / 69 / 305 36787
the value of Celanese shares        in several cities in Europe and North           M.Kraft@Celanese.com
declined, generally                 America to present the company's strategy
corresponding to the downward       and business developments.                      Phillip Elliott
trend in the value of shares in                                                     Phone: ++49 / 69 / 305 33480
a selected group of peer                                                            Fax: ++49 / 69 / 305 36787
companies and the German M-DAX.                                                     P.Elliott@Celanese.com
On January 2nd, the share price
recorded a quarterly closing
high of  (euro) 22.32 in
Frankfurt and US$23.00
---------------------------------------------------------------------------------
                                                                                     FURTHER INFORMATION
                                                                                  --------------------------------------------------
our outlook. Given the solid first        cution and financial soundness as       On request, we would  be pleased to send you our
quarter 2003 results and the first        top priorities.                         detailed quarterly report and our 2002 annual and
quarter benefit from stock appreciation                                           financial reports.
rights, we continue to expect first
half 2003 operating profit to be above    Sincerely,                              Please write to:
the comparable period last year. This                                            >Celanese AG
outlook corresponds to our February       /s/ Claudio Sonder                      Frankfurter Strasse 111
EBITDA guidance.                          -----------------------------------     61476 Kronberg im Taunus
                                          Claudio Sonder                          Germany
   We will continue to focus on produc-   CHAIRMAN OF THE BOARD OF MANAGEMENT
tivity improvement, business plan exe-
                                                                                  You can also get in touch with us by phone or fax:
                                                                                 >Phone ++49 / 69 / 30 52 66 66
FOOTNOTES                                                                        >Fax ++49 / 69 / 30 58 34 66
RECONCILIATION OF NON-GAAP MEASURES: In accordance with newly adopted U.S.
Securities and Exchange Commission Regulation G, we no longer will be reporting earnings before interest, taxes, depreciation and amortization excluding special
charges, "EBITDA excluding special charges", however we will be reporting         Or contact us via email:
operating profit, the most comparable generally accepted accounting principles   >pr@celanese.com
(GAAP) measure used to assess performance. In an effort to provide investors
with additional information regarding the company's results as determined by      Please visit our website:
GAAP, the company also discloses trade working capital and net debt, which are   >www.celanese.com
non-GAAP financial measures that provide investors additional insight into the    You can dowload all of our publications from our
ongoing operations of the business. Trade working capital and net debt are        website, where you can also find up-to-date
defined using the appropriate GAAP figures, as presented under Financial          information on Celanese.
Highlights. The most directly comparable financial measures presented in
accordance with GAAP in our financial statements for trade working capital and    The results for the second quarter 2003 will be
net debt are working capital components and total debt, respectively.             published on July 29, 2003.
RESULTS UNAUDITED: The foregoing results, together with the adjustments made to
present the results on a comparable basis, have not been audited and are based    This shareholder letter is also available in
on the internal financial data furnished to management. Additionally, the         German.
quarterly results should not be taken as an indication of the results of operations to be reported by Celanese for any subsequent period or for the full fiscal year.
RESULTS RESTATED: The results for all periods have been restated to reflect the reclassification of Trespaphan (formerly in the Performance Products segment)
and the U.S. amines business (formerly in the Chemical Intermediates segment), which were divested in the fourth quarter of 2002, as discontinued operations.
The results of these businesses and other divested businesses are reflected in the consolidated balance sheets, statements of operations and statements of cash flows as discontinued operations.
FORWARD-LOOKING STATEMENTS: Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private
Securities Litigation Reform Act of 1995. Words such as "anticipate," "believe,"
"estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to Celanese or its management are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements in this report are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Important factors include, among others, changes in general economic, business and political conditions, fluctuating exchange rates, the length and depth of product and industry business cycles, changes in the price and availability of raw materials, actions which may be taken by competitors, application of new or changed accounting standards or other government agency regulations, the impact of tax legislation and regulations in jurisdictions in which Celanese operates, the timing and rate at which tax credit and loss carryforwards can be utilized, changes in the degree of patent and other legal protection afforded to Celanese's products, potential disruption or interruption of production due to accidents or other unforeseen events, delays in the construction of facilities, potential liability for remedial actions under existing or future environmental regulations and potential liability resulting from pending or future litigation, and other factors discussed above. Many of the factors are macroeconomic in nature and are therefore beyond the control of management. The factors that could affect Celanese's future financial results are discussed more fully in its filings with the U.S. Securities and Exchange
Commission. Celanese AG does not assume any obligation to update these forward-looking statements, which speak only as of their dates.
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